HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

____________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

January 18, 2023

Evan Ewing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed January 18, 2023
File No. 024-11859

This office represents GeoSolar Technologies, Inc. (the “Company”). Post-Qualification Amendment No. 3 has been filed with the Commission.

In Post-Qualification Amendment No. 3:

•	the Company has removed any disclosure relating to the offering of the Company's common stock to the holders of the Company's convertible notes, and

•	the attorney and accountants consents have been updated.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

GeoSolar Letter SEC 1-A Amend #3 Comments 1-9-23